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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

A.       Name of issuer or person filing ("Filer"):

                      COMPUTERSHARE TRUST COMPANY OF CANADA

B.       This is [check one]:

         [X]      an original filing for the Filer.

         [  ]     an amended filing for the Filer.

C.       Identify the filing in conjunction with which this Form is being filed:

         Name of registrant:                PAN AMERICAN SILVER CORP.

         Form type:                         REGISTRATION STATEMENT ON FORM F-10

         File Number (if known):            333-107303

         Filed by:                          PAN AMERICAN SILVER CORP.

         Date Filed:                        JULY 24, 2003
         (if filed concurrently,            (CONCURRENT HEREWITH)
         so indicate)

D.       The Filer is incorporated or organized under the laws of:

                                     CANADA

         and has its principal place of business at:

                          510 BURRARD STREET, 2ND FLOOR
                           VANCOUVER, BRITISH COLUMBIA
                                     V6C 3B9
                                 (604) 661-9400

E. The Filer designates and appoints: Computershare Trust Company, Inc. (the "Agent"), located at:

                          350 INDIANA STREET, SUITE 800
                                GOLDEN, CO 80401
                                 (303) 262-0600

as the agent ("the Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

         (a) Any investigation or administrative proceeding conducted by the Commission; and

         (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or


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of any of its territories or possessions or of the District of Columbia or
Puerto Rico, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding. The Filer further undertakes to advise the Commission promptly of any change of the Agent's name or address during such period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on July 23, 2003.



                                COMPUTERSHARE TRUST COMPANY OF CANADA



                                By: /s/ Luce Lafontaine
                                    ----------------------------------
                                    Name:  Luce Lafontaine
                                    Title: Corporate Trust Officer




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This statement has been signed by the following person in the capacity indicated
on July 23, 2003.


                                     COMPUTERSHARE TRUST COMPANY INC.
                                     (AGENT FOR SERVICE)



                                     By: /s/ Ian Yewer
                                         -----------------------------
                                         Name:  Ian Yewer
                                         Title: President



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